

OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

FLIP Inc.

1670 Coyote Road
Gardnerville, NV 89410

www.fliptoken.co

654 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 6,998 shares* of common stock ($106,999.42)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 654 shares of common stock ($9,999.66)

Company	FLIP Inc.
Corporate Address	1670 Coyote Road, Gardnerville, NV 89410
Description of Business	Crypto Marketplace for buying and selling goods
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$15.29
Minimum Investment Amount (per investor)	$229.35

Perks*

We are also offering Loyalty Points for every investment over $764.50, for use when the platform is up. The Loyalty Points will be Tiered in at 100 Loyalty Points for a $764.50 investment, 750 Loyalty Points for $3,058.00 and 2,000 Loyalty Points for any contribution over $6,116.00 The Loyalty Points will be registered with the issuance of the shares, once the raise is complete.

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Flip Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,529.00 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,529.00 + in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $15.29 / share, you will receive 10 bonus shares, meaning you'll own 110 shares for $1,529.00 Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

FLIP Inc. is an e-commerce platform that will allow its users to buy using cryptocurrency or sell items for crypto. It's like Craigslist or eBay, but transacts in crypto. Because of its ERC20 and smart escrow process, transactions can be trusted, and for the first time, crypto actually used to buy real items, not just hope for token appreciation.

Competition

We do not know of any crypto marketplace that has our same vision. Of course there are traditional platforms like eBay and Craigslist, but they do not offer users the ability to convert fiat into crypto or buy/sell using it.

Liabilities and Litigation

None.

Sales and Supply Chain

We are building a for crypto by crypto p2p ecommerce mobile app on top of the Ethereum blockchain. Flip will become a on-ramp and off-ramp for crypto. Our profits will come from transaction fees on the platform. Our customer base is everyone in crypto today and everyone in the future that is currently not in crypto.

Development Stage

We are more than 50% along in development

We have innovated and tested the idea.

We have interviewed community to see if it sticks and its not just us saying its great.

We have found the problem with the current system (p2p transactions without middleman is fake users dream come true) ----why it wont work without smart escrow.

We have searched if smart escrow is patented, its not so patent it.

We have designed an entire platform including smart escrow atop ethereum blockchain including wireframes for mobile app for coders to have clear and concise development plan.

We have created Ethereum flip token symbol "Flip" in our development environment.

We have built a strong blockchain heavy Dev team including legal and ICO compliance

We have designed and launched our messaging, deck, executive summary, website.

We created an explainer video with a simple clear and concise message

We filed patents for our innovations, currently pending and owned by the CEO Gary Davi and will be assigned to Flip at a later date.

Revenue Model

The company's revenue model is as simple as its proposition. A straight 5% commission. That's it.
It's transaction based. Straight 5%. Both Ebay and Craigslist illustrate the viability of the model.

The team

Officers and directors

Mark Madison	Director, Marketing Team Lead
Michael Bradley	CFO, Director, Treasurer and Finance Team Lead
Gary Davi	CEO, Director, President, and Blockchain Development Team Lead

Mark Madison
Mark brings over 25 years of advertising, branding, selling and operational experience to the company. As a successful entrepreneur, starting both Madison Sproul & Partners, a full-service ad agency, and Madison Reynolds, a boutique private equity

company, Mark brings a wide range of experience and skills to the company. Mark also works with the investment community, assisting them with deal flow, analysis, strategy, branding, restructuring, and selling. Prior to starting his own companies, Mark worked in PR, account services, and account planning at Clear Ink, the largest agency in the East Bay, and before this at two OmniCom agencies in Los Angeles, Russ Reid and Grizzard. Mark has served on local Habitat for Humanity, and Salvation Army boards, and has been a lecturer for AAAA. Madison Sproul & Partners 1999-present Managing Partner Advertising Agency LitmusU 2016-present Partner Insight Consultancy ClearInk 1996-1999 Director, Strategy & Planning Advertising Agency Flip Inc. - 2017 – Present Crypto-commerce platform Marketing Team Lead and works on Flip full time

Michael Bradley

Mike is a graduate of the University of the Pacific, Stockton CA, and his love for numbers drove him to accounting. Studying economics, business management with the emphasis in accounting has allowed him to do what he enjoys every day. Sharpening his skills with Risk Management and Insurance restructuring for the companies he worked for, has allowed him to evolve into a complete financial consultant for new and existing business owners. Business consulting and taxation brought Mike in line with Mr. Davi's business ventures more than 10 year ago. His endeavors have brought him full circle, where he now assists non-profit organizations in their plight to run their entities in a business model fashion, so they can provide the services slated in their portfolio's. Whatdoyouneed? Financial Services – General Partnership - 1989 to Present. Primary Job. General Partner Tax Preparation and Bookkeeping Services Bradley Business Group, Inc. – 2013 to Present Vice President Business Creation and Consulting Western Facility Solutions, Inc. – 2013 to Present President Facilities Services Company Flip Inc. - 2017 – Present Treasurer Crypto-commerce platform 5 Hours a week

Gary Davi

With nearly three decades of enterprise technology innovation under his belt, Davi was on the ground floor of the modern technological revolution that continues to reshape everyday life for people around the world. Davi's leadership and executive experience includes serving as Chief Information Officer for Steadfast Capital Markets Group, one of the nation's largest public non-traded Apartment Real Estate Investment Trusts with more than $8 billion in assets under management. He has also served as Chief Technology Officer at Crossroads Capital Group, exclusive nationwide distributors of VoyaTM Annuities, and CIO for CORE Realty Holdings, a $2 billion TIC. Before his move to Newport Beach, Davi was the Executive VP of Information Technology for BriteSmile (Nasdaq:BSML). Today, as an innovator and tech entrepreneur, he has 10 patents pending on his own inventions and innovations in software and hardware. Steadfast Companies/Stira Capital Markets Group, Chief Information Officer 2009-Present Commercial Real Estate Investment Company Centersky, inc Consultant 2013-Present Technology consulting practice Primary Job Imagine Universe Inc CEO, 2014-Present eCommerce platform Flip Inc. 2017-Present CEO Crypto-commerce platform About 15 hours a week. Inventi, Inc 2014-Present CEO Innovation Lab surrounding Electricity transmission distribution and battery charging inventions

Number of Employees: 4

Related party transactions

The company has not conducted any related party transactions.

<p style="text-align:center">**RISK FACTORS**</p>

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective** One of the Company's most valuable assets is its intellectual property. We currently have filed provisional patents for FLIP, INC., however the patents are all under the ownership of Gary Davi, and will be filing more patents surrounding our technology in the future. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established websites such as eBay and Craigslist as we plan on being a 3rd contender to these sites but utilizing smart contracts and flip escrow processs bringing a new trust to the preowned global marketplace. It is possible our competitors may get into the crypto space or others may also get into the crypto space but then again it is also possible they may be in violation of our patents.
- **This is a brand-new company** It has no history, no clients, no revenues. If you are investing in this company, it's because you think Flip is a good idea, that the IP Lawyers will be able to secure the intellectual property rights to Flip and that we will be able to successfully market, develop and launch Flip.
- **Any valuation at this stage is pure speculation** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security.
- **Our business projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than has priced the services at a level that allows the company to make a profit and still attract business.
- **ICO** We have specifically chosen this first early money raise to complete the product. Once developed an ICO may be considered as one of many options to move the business forward. However, an ICO may not be part of the roadmap.
- **ICO v2.0 Legalities** In an everchanging ICO landscape and scrutiny of ico's for that matter must be a risk on its own. We have purposely carved out enough in this early stage to be able to combat these risks with legal and compliance teams all part of the ICO and pre-ico process but must leave future unknown legalities

in as a risk.

- **The unknown** We are sure there are additional yet to be identified risks as is in all investments. As such we strongly urge all potential investors to assume that in addition to these disclosures that additional unknown risks likely potentially exist.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Gary S. Davi, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 930,000

  The Company has authorized the issuance of 1,000,000 shares of Common Stock . To date, prior to this Regulation Crowdfunding offering, 930,000 of those shares have been issued.

  #### Voting Rights

  The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  #### Dividend Rights

  The holders of Common Stocks are entitled to receive dividends prorata to their ownership of Common Stock and subject to to preferences that may be granted to any then outstanding class of stock, as the case may be. No Dividends at this time but they may be offered in the future.

  #### Rights to Receive Liquidation Distributions

  Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.


FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS


Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-11-27.

Financial Condition

Results of Operation

We have not yet generated any revenue and do not anticipate doing so until we have completed building and delivered the product, which we do not anticipate until June 2019 at the earliest. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without revenue generation. Our plan, therefore, is to execute a large ICO through one or more regulated mechanisms. Therefore our expenditure plans comprise two main elements: R&D to improve the product and use the product as an integral part of the marketing of for our raise. The financial costs of the raise itself and associated marketing costs.

Financial Milestones

The company is investing for continued growth of the brand, software development and deployment, and is generating net income losses as a result. Flip Management projects positive revenue, dependent upon successful marketplace deployment & independent sales revenues from the commission structure of Flip, once the App and infrastructure is completed.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering it will enable us to move forward with our plan and to move forward with an ICO which will provide the next round of funding.

The company is currently developing its product and will need to raise further funding through further capital raising. Because the business is a startup it currently has a minimal burn rate of less than $1000 per month. Therefore even at the low end of the capital raising the company is viable. The objective of this fundraising is to generate sufficient funds to build out the product, fund the go to market process and execute a more substantial capital raise. It is possible that additional accredited investors may participate in the funding of the company at this stage. Within the next 180-240 days we intend to execute another capital raise through a regulated process. The exact details of this will be determined by a mixture of gauging the appetite for this fundraising and market conditions.

Indebtedness

The company has not had any material terms of indebtedness.

Recent offerings of securities

- 2018-10-08, Rule 4(a)(2), 420000 Common Stock. Use of proceeds: Common stock issued to Gary Davy. The stock issuance was just to correct what was not completed in the initial set up of the Company

Valuation

$14,219,700.00

As a pre-revenue company, it is difficult to use any traditional set of metrics to determine valuation. However, in talking to many people whose expertise it is, along with our own experience, and given the category (technology), nature of the product we are developing (e-commerce), and likely size after launch, we feel very comfortable that the valuation we've set is in line with strategically placed crypto-currency ventures. Flip Inc. which is an e-commerce platform that will allow its users to buy and sell using crypto-currency. It's like Craigslist or eBay, but transacts in crypto. Because of its ERC20 and smart escrow process, transactions can be trusted, and for the first time, crypto can actually used to buy real items, not just hope for token appreciation.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$106,999.43	$9,999.66
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$6,420	$599.98
Net Proceeds	$100,579.43	$9399.68
Use of Net Proceeds:		
Mobile App for iOS and Android	$29,000	$2,900
Legal for ICO	$10,000	$1,000
Compliance & Tokenization ICO Launch	$30,000	$3,000
White paper	$5,000	$500
Marketing	$26,569.43	$1999.68

Total Use of Net Proceeds	$100,579.43	$9399.68

We are seeking to raise a minimum of $9,999.66 (target amount) and up to $106,999.43 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $106,999.43, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $95,000 over the course of that time as follows:

-Build Flip Wallets including Flip's smart escrow utilizing Decentralized Transactional Layer (Ethereum ERC-20 or NEO)

-build mobile app on top of decentralized transactional layer with seamless easy to use fun interface to provide best "blockchain user interface"to date (with goal of winning awards for this)

-Misc Legal for ICO/patents

-Marketing/demo videos to get the word out to the crypto community with the goal of mass adoption for the Flip crypto-commerce platform

As we do not want to be like all of the other ICOs of today, we are planning on doing an ICO after the app is built and launched (we would require the full 1M raise to complete the app and have enough for social media marketing, legal/ICO structuring costs).

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment".

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.fliptoken.co/annualreport in the section labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR FLIP Inc.

[See attached]

I, Gary Davi, the CEO of Flip Inc., hereby certify that the financial statements of Flip Inc. and notes thereto for the periods ending July 24, 2018 through November 27, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

We have not reported a completed tax year to date to the Internal Revenue Service.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the November 27, 2018.

_Gary Davi_____ (Signature)

_____CEO_____ (Title)

11/27/18_____ (Date)

FINANCIAL STATEMENTS
(UNAUDITED)

Since Inception

Flip, Inc.
Index to Financial Statements
(unaudited)

BALANCE SHEETS
Since Inception
(unaudited)

	[July 24, 2018]
Assets	
Current Assets	$____-____
Cash	
Current Assets	_____100.00____-
Total Assets	$__100.00_____
Liquidity and Stockholders' Equity	
Total liabilities	$____-____
Commitments and contingencies	
Stockholders' equity	
[Type of stock], par value $0.001____; ___1,000,000 shares authorized; _930,000___ issued and outstanding as of [inception date]	
Accumulated deficit	_____-
Total stockholders' equity	_____-
Total liabilities and stockholders' equity	$_____

4

STATEMENTS OF OPERATIONS
Since Inception
(unaudited)

Profit and Loss Statements
July 24, 2108 through November 27, 2018

	[July 24, 2018]
Revenues	$_____-___
Costs of Goods Sold	$_____-_____
Ordinary Expense	
Expense #1	$_____-_____
Expense #2	-
Expense #3, etc. [if no expenses, write $0]	-
Total Expenses	$_____-_____
Net Ordinary Income	$_____-_____
Net Income	$____-_____

Flip Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
Since Inception
(unaudited)

Common Stock

	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders Equity
November 27, 2108 **Contributed Capital Net Income** November 27, 2018	**930,000**	**$930.00**	-	$	$	$	$

STATEMENTS OF CASH FLOWS
Since Inception
(unaudited)

	July 24, 2018 through November 27, 2018
Operating Activities	
Net Income	$_____-_____-
Net cash provided by Operating Activities	$_____-_____-
Financing Activities	$_____-_____-
Owner Equity:	
Owner Equity:	$_____-_____-
Net cash provided by Financing Activities	$_____-_____-
Net cash increase for period	$___100.00___-
Cash at the end of the period	$_____100.00_____-

NOTE 1 – NATURE OF OPERATIONS

Flip, Inc. was formed on July 24, 2018 ("Inception") in the State of Nevada. The financial statements of Flip Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Gardnerville, Nevada.

Flip Inc., is an e-commerce platform that allows its users to buy physical items using cryptocurrency or sell items for crypto. You will be able to buy and sell product, new and used, on-line with Crypto currency. Because of its ERC20 and our patented smart escrow process, transactions can be trusted, and for the first time, crypto can actually be used to buy real items, not just hope for token appreciation

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of November 27, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from transaction fees for every buy/sell transaction will have a 5% fee attached for Flip, the host for the products sold. The percentage can be modified with board approval.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Nevada state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

There is no debt listed to Flip Inc. at this time.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

As of November 27, 2018 the company has currently issued 930,000 shares of our common stock, par value .001

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions to date.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after July 24, 2018 through November 27, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]











What's New ▾ Discover Investments Edit My Campaign Launch an ICO NEW Diana C. ▾

FLIP Inc. is pending **StartEngine Approval.**

▶ PLAY VIDEO

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Investors

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FLIP

FLIP Inc.
The Secure Global Pre-Owned Marketplace
Small OPO · Gardnerville, NV · E-Commerce · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

The Secure Global Pre-Owned Marketplace

FLIP
Create New Listing
Cancel
Save
My Purchases
HP Envy Laptop

Buy **Sell** **Trust**

These photos are computer generated, final product may vary.

To our knowledge, Flip will offer the first truly easy method for getting and using cryptocurrency, giving everyone a reason to participate in this incredible new economy.

Here's how it works:

Simply set up an account, then upload your item for sale. That's it.

When an interested user buys it, you simply ship it, and when it's received, you get paid.

Already use cryptocurrency? Perfect. Now you can use it to buy items you want.

Development Stage

We are more than 50% along in development, though our product is not live yet.
We have innovated and tested our plan with the crypto community
We innovated and solved a problem with the current p2p payments system if used in a preowned commerce environment
We filed patents for our innovations, currently pending and owned by the CEO Gary Davi and will be assigned to Flip at a later date.
We have architected an entire platform including smart escrow atop ethereum blockchain including wireframes for mobile app for coders to have clear and concise development plan.
We have created Ethereum flip token symbol "flip" in our development environment.
We have built a strong blockchain heavy Dev team including legal marketing and compliance
We have designed and launched our messaging, deck, business plan, executive summary, website.
We created an explainer video with a simple clear and concise message



Our manifesto is clear:

Secure crypto-commerce. Convert physical assets into crypto ones.

 

Flip Solves 3 Major Problems:

 **Buy**
Flip makes buying items easier and more streamlined than eBay or Craigslist, and allows you to use your crypto to do so. So be it a laptop or a Tesla, with Flip you can finally use the crypto you have.

 **Sell**
Flip also makes acquiring crypto easy by enabling you to sell your physical items for crypto. Don't want to jump through the hundred hoops required to buy crypto? Use Flip. Your used laptop converts to crypto. Simple.

 **Trust**
And when you use Flip, our smart contract escrow process gives you confidence to "trust the trustless." Ensuring every transaction completes through delivery.

How It Works

Buy

   

Home Screen	**Search**	**Local Results**	**Review Feedback**
The Home screen features trending items, items near you, and items on your watchlist.	Search for an item using the search box, recent searches, or by category.	Search results can be ordered by price, date added, or GPS location.	View the seller's profile to review feedback or to see other items in their store.

Sell

   

Create a Listing	**Review Photos**	**Enter in Details**	**List Item**
A swipe to the left opens the camera, making it quick and easy	A review process allows the user to crop, resize, or delete product	The user enters in details about the item such as description,	The user's item is now live!

to create a new listing.   photos.   category, price, and more.

These photos are computer generated, final product may vary.

Trust

   

These photos are computer generated, final product may vary.

Buyer
After purchasing an item, your crypto is safely held in Flip's Smart Escrow where the seller can "see" you've paid but cannot access the funds until after you have received and confirmed the item.

Seller
Upon sale, you will be able to confirm funds are being held in Flip's Smart Escrow. When the item is received, the funds are released.

Why invest in Flip

Today's ecommerce space is expanding dramatically. In the U.S. alone, more than 200 million people collectively spend over $300 billion online every year. Among industry leaders, Craigslist has roughly 60 million users, and over 170 million people use eBay to transact over $80 billion a year.

The Flip team has heard a growing call from the community: People want to be able to spend their cryptocurrency. People also want the ability to sell items in exchange for crypto — and they expect a reliable and great experience doing so. Flip takes everything that works in ecommerce, expands on it, and tailors it to the crypto space. The platform aims to be a major player in legitimizing cryptocurrency as a practical day-to-day instrument.



This photo is computer generated, final product may vary.

The Offering

Investment: Common Stock

$15.29 / share of Common Stock | When you invest you are betting the company's future equity value will exceed $14.4M.

Perks*

We are also offering Loyalty Points for every investment over $764.50, for use when the platform is up.
The Loyalty Points will be Tiered at:
100 Loyalty Points for a $764.50 investment,
750 Loyalty Points for $3,058.00 and
2,000 Loyalty Points for any contribution over $6,116.

All perks occur after the offering is completed



These Offerings are eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the **Offering Summary** below.

Invest in Flip and Be a Part of Changing the Fiat World



We believe Flip is going to completely change the global marketplace and send waves through the fiat world. We want you to be a part of it!

Flip offers a transactional online platform unlike anything else. The opportunity to get in on the ground floor is here today. We expect the platform to see rapid adoption once it's fully developed.















THANK YOU

Simply put, this is an emerging market economy with limitless potential. Help Flip move commerce forward. Analog currency had its heyday, but online marketplaces demand a 21st century methodology. And that's precisely what the Flip platform offers — and that offering is available to anyone and everyone, today.

Meet the Team

The team of experts behind Flip all share a single, bold vision for the crypto-commerce future.

With decades of experience in fin-tech, enterprise technology, marketing, and finance, the group behind Flip is set up for success in the online transaction and crypto markets.

Founder and CEO **Gary Davi,** is a successful CTO/CIO in the "fin-tech" Capital Markets space. He has over 14 patents pending (patents pending include several in ecommerce, and blockchain related filings) and is the recipient of a 2013 Innovation Award in fin-tech CRM. **Gary's favorite experience in enterprise was working at Mozilla/Netscape during the browser-wars of the 90s.** CMO Mark Madison boasts over 20 years of experience, both in the marketing trenches and as an executive.

They have assembled a team comprised of experienced blockchain and crypto professionals prepared to tackle any technological, financial and legal tasks with confidence and expertise.

Flip sets the bar high in terms of leadership, innovation, vision and execution — now, the company is seeking investors who want to join this revolution.

The Idea of how to make crypto easy to acquire and use is born
November 2017
December 2017
Everyone we talked to loved it, so game on
App concept wire framing, logo, and brand guidelines established
December 2017
January 2018
The killer crypto crew rolled up their sleeves and got to work
Patents filed with Knobbe Martens
Patent was filed in the name of Gary Davi
January 2018
February 2018
The business and development plan established
UI Design, ERC20 Smart Contract Blockchain and Escrow processes designed
February 2018
July 2018
Flip Inc. established
Initial investor discussions held and a CF initial round strategy agreed upon
March 2018
May 2018
Website launched
www.fliptoken.co
Launched on StartEngine
Now YOU can own a part of our company!
December 2018

Meet Our Team

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Gary Davi

CEO, Director, President, and

Mark Madison

Director, Marketing Team Lead

Michael Bradley

CFO, Director, Treasurer and

Mark Jackson-Weaver

dApp Design Team Lead













Blockchain Development Team Lead

With nearly three decades of enterprise technology innovation under his belt, Davi was on the ground floor of the modern technological revolution that continues to reshape everyday life for people around the world. Davi's leadership and executive experience includes serving as Chief Information Officer for Steadfast Capital Markets Group, one of the nation's largest public non-traded Apartment Real Estate Investment Trusts with more than $8 billion in assets under management. He has also served as Chief Technology Officer at Crossroads Capital Group, exclusive nationwide distributors of VoyaTM Annuities, and CIO for CORE Realty Holdings, a $2 billion TIC. Before his move to Newport Beach, Davi was the Executive VP of Information Technology for BriteSmile (Nasdaq:BSML). Today, as an innovator and tech entrepreneur, he has 10 patents pending on his own inventions and innovations in software and hardware. Steadfast Companies/Stira Capital Markets Group, Chief Information Officer 2009-Present Commercial Real Estate Investment Company Centersky, Inc Consultant 2013-Present Technology consulting practice Primary Job Imagine Universe Inc CEO, 2014-Present eCommerce platform Flip Inc. 2017-Present CEO Crypto-commerce platform About 15 hours a week. Inventi, Inc 2014-Present CEO Innovation Lab surrounding Electricity transmission distribution and battery charging inventions

Mark brings over 25 years of advertising, branding, selling and operational experience to the company. As a successful entrepreneur, starting both Madison Sproul & Partners, a full-service ad agency, and Madison Reynolds, a boutique private equity company, Mark brings a wide range of experience and skills to the company. Mark also works with the investment community, assisting them with deal flow, analysis, strategy, branding, restructuring, and selling. Prior to starting his own companies, Mark worked in PR, account services, and account planning at Clear Ink, the largest agency in the East Bay, and before this at two OmniCom agencies in Los Angeles, Russ Reid and Grizzard. Mark has served on local Habitat for Humanity, and Salvation Army boards, and has been a lecturer for AAAA. Madison Sproul & Partners 1999-present Managing Partner Advertising Agency LitmusU 2016-present Partner Insight Consultancy ClearInk 1996-1999 Director, Strategy & Planning Advertising Agency Flip Inc. - 2017 – Present Crypto-commerce platform Marketing Team Lead and works on Flip full time

Finance Team Lead

Mike is a graduate of the University of the Pacific, Stockton CA, and his love for numbers drove him to accounting. Studying economics, business management with the emphasis in accounting has allowed him to do what he enjoys every day. Sharpening his skills with Risk Management and insurance restructuring for the companies he worked for, has allowed him to evolve into a complete financial consultant for new and existing business owners. Business consulting and taxation brought Mike in line with Mr. Davi's business ventures more than 10 year ago. His endeavors have brought him full circle, where he now assists non-profit organizations in their plight to run their entities in a business model fashion, so they can provide the services slated in their portfolio's. Whatdoyouneed? Financial Services – General Partnership - 1989 to Present, Primary Job. General Partner Tax Preparation and Bookkeeping Services Bradley Business Group, Inc. – 2013 to Present Vice President Business Creation and Consulting Western Facility Solutions, Inc. – 2013 to Present President Facilities Services Company Flip Inc. - 2017 – Present Treasurer Crypto-commerce platform 5 Hours a week

Mark is an accomplished graphic designer and art director with a strong background in logo design, brand identity, UI/UX, web design, packaging and experiential design. After graduating with a degree in Visual Communications, he has gone on to work with a wide range of independent and international design agencies, as well as experience creating successful design solutions for clients including Disney, Lexus, MillerCoors, Hyatt, Starbucks, Hain Celestial, White Castle, USC and others. November 2017 - Present Chief Design Officer, Flip Inc. Crypto-commerce platform November 2016 - Present Owner/Creative Director, MJW Design Graphic and web design services September 2014 - November 2016 Co-Founder, Obsidian Design LLC Graphic and web design services

Adam M. Curry

Blockchain Development

Adam was the recipient of the MIT Ceres Connection Prize at 17, for an invention that converted electro-gravitational phenomena into signals that can help forecast seismic events, such as earthquakes. Adam has been featured in the Discovery Channel's Through The Wormhole with Morgan Freeman, and is on the board of the Society for Scientific Exploration. He has worked at Princeton's PEAR Lab, and Psyleron.

FLIP

Daniel Rice

Blockchain Development Team Leader

Daniel Rice is the founder of Green Mango a mobile application development company and co-founder and chief technology officer of Bootstrap Legal. Bootstrap Legal is building a dispute and resolution platform and marketplace for smart contracts. Daniel is a veteran software engineer, leader, speaker, and writer with expertise in blockchain and finance. Daniel has helped launch over 20 products, and as an entrepreneur his personal mobile apps have racked up over 5 million downloads. He holds a BS degree in computer engineering from Cal Poly, San Luis Obispo.

FLIP

Marc Boiron

Legal

Marc has leveraged his strong corporate and securities law background andhis near obsession with blockchain technology to build a practice advisingblockchain companies on a breadth of issues, including ICOs, smart contracts, and cryptocurrency laws. Marc has advised several companies on their ICOs and helped companies develop token concepts and navigate securities,commodities, anti-money laundering and other regulatory issues for at least 10 companies.

Adrien Lassalas

dApp QA Team Leader

Adrien's management skills and quality assurance focus allows him to help solve problems with positive results which gives him pride in the work he does. People that work for Adrien have enjoyed a solid manager that is also a hands on team player which is one of the reasons his employees enjoy working with him. Adrien is a crypto enthusiast and an avid user of apps and ecommerce sites for preowned items. Some of the items he has sold include helping a family member sell her car on a popular gps/local preowned search mobile app. He personally has bought and sold over 100 items on preowned ecommerce websites/apps. His experience as a user has helped his quality first goals.

Steven Gerstner

dApp Support Team Lead

Mr. Gerstner has spent the last 12 years in Information Technology within the Real Estate Investment Industry in a support role as well as in system administration. His system administration focus is mainly with Salesforce and he is a Salesforce Certified Administrator. He found his way into IT after attending music school in Hollywood California and returning to Orange County. After his return to Orange County Steven started working at a Real Estate Investment company in Newport Beach where he first met Flip Inc. founder Gary Davi. With Gary's expert training Steven quickly hit his stride and developed a passion for technology that drove him to pursue the Salesforce certification that he holds and truly hone his skills. He is currently pursuing additional certifications both in administration and development.

Bethany Guajardo

dApp Designer

Bethany Guajardo specializes in graphic design, branding, marketing, film, and multimedia. She received her Bachelor's in Cinema and Media Arts and minored in Biblical Studies at Biola University. She has worked with many industries ranging from billion dollar corporations to small business owners providing her graphic design, video editing, and marketing expertise. Bethany started her career in working in animation alongside legendary animators Len Simon and Gary Goldman, eventually falling in love with the world of design, marketing, multimedia, and tech. Her most recent works include producing the award-winning short film, featuring renowned deaf actor, Troy Kotsur in "Father's Day Breakfast." It premiered at the Academy Award-qualifying Rhode Island Film Festival and the Malibu Film Festival where it won for "Best Performance by a Minor," as well as the Santa Fe Film Festival.

Offering Summary

Maximum 6,998 shares* of common stock ($106,999.42)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 654 shares of common stock ($9,999.66)

Company	FLIP Inc.
Corporate Address	1670 Coyote Road, Gardnerville, NV 89410
Description of Business	Crypto Marketplace for buying and selling goods
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$15.29
Minimum Investment Amount (per investor)	$229.35



Perks*

We are also offering Loyalty Points for every investment over $764.50, for use when the platform is up. The Loyalty Points will be Tiered in at 100 Loyalty Points for a $764.50 investment, 750 Loyalty Points for $3,058.00 and 2,000 Loyalty Points for any contribution over $6,116.00 The Loyalty Points will be registered with the issuance of the shares, once the raise is complete.

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

Flip Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,529.00 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,529.00 + in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $15.29 / share, you will receive 10 bonus shares, meaning you'll own 110 shares for $1,529.00 Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Flip is a platform for the savvy consumer, which joins two of your favorite moneymakers, cryptocurrency and eCommerce. Buy and sell preowned items using Flip tokens globally with no currency conversion and no hassle. With this efficient system, Flip addresses one of the major concerns facing the millions of people using eBay and Craigslist every year. That issue is trust. When buying and selling on popular platforms, one must always be on the lookout for scammers, fake buyers, and phishing accounts will promise to pay, only to leave you hanging. On the other hand, you might purchase an iPad from an unverified seller and receive a box of rocks for your trouble.

Those days are over with Flip. During every transaction, Flip's Smart Escrow Technology combined with Ethereum Smart Contracts holds the buyer's tokens to ensure payment is made and the promised goods are delivered. Never worry about someone pulling the wool over your eyes on Flip. Got cryptocurrency profits burning a hole in your pocket? Convert some of it to Flip tokens and start shopping right away. No need to dig into your budget for your laptop or tablet. Find it on Flip.

Or maybe you're looking to get into the crypto market, but don't have the extra money to invest? Listing your pre-owned items on Flip is a great way to get into the game. Convert the Flip tokens you earn into bitcoin or any currency of your choice, and watch your portfolio grow. Getting a start in cryptocurrency has never been easier (Create a listing. Review Photos. Enter in Details. List Items). The Flip model aims to improve the future of eCommerce, promote the health of the crypto economy, and help new investors find a way into the market. We think it's a worthwhile journey. Will you join us?

Flip. Cryptocurrency with a purpose. To learn more, visit Fliptoken.co.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.